================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)
                           ---------------------------
                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (Name of Issuer)

      COMMON STOCK, PAR VALUE $0.01 PER SHARE                 758849 10 3
           (Title of class of securities)                    (CUSIP number)

                             BRIAN T. MCANANEY, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JUNE 18, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)
                              (Page 1 of 20 pages)

================================================================================

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 2 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         SECURITY CAPITAL GROUP INCORPORATED

                    S.S.  OR  I.R.S.  IDENTIFICATION  NO.                        36-3692698
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             MARYLAND

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 3 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         SC CAPITAL INCORPORATED

                    S.S.  OR  I.R.S.  IDENTIFICATION  NO.                    74-2985638
                    OF  ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEVADA

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 4 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         SC REALTY INCORPORATED

                    S.S. OR I.R.S. IDENTIFICATION  NO.                       88-0330184
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEVADA

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 5 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         SECURITY CAPITAL OPERATIONS
                                                                      INCORPORATED

                    S.S. OR I.R.S. IDENTIFICATION NO.                         52-2146697
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             MARYLAND

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 6 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         SECURITY CAPITAL SHOPPING MALL
                                                                      BUSINESS TRUST

                    S.S. OR I.R.S. IDENTIFICATION NO.                           74-2869169
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             MARYLAND

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 7 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                         GE CAPITAL INTERNATIONAL HOLDINGS
                                                                      CORPORATION
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- -------------------------------------------------------------------------------------------- -------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- -------------------------------------------------------------------------------------------- -------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 8 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL
                                                                      CORPORATION
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK, OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            20,000,000 SHARES OF COMMON STOCK (SUBJECT TO
          SHARES                                                                   AGREEMENT REGARDING VOTING OF SHARES DESCRIBED
                                                                                   IN ITEM 4)
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       20,000,000 SHARES OF COMMON STOCK
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       20,000,000 SHARES OF COMMON STOCK

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          35.8%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 9 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC CAPITAL SERVICES, INC.

                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          DISCLAIMED (SEE 11 BELOW)
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     DISCLAIMED (SEE 11 BELOW)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                 (SEE 11 ABOVE)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP number                 758849 10 3                                  13D                     Page 10 of 20 Pages
---------------------------- ----------------------------------------              -------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       GENERAL ELECTRIC COMPANY

                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [  ]
                                                                                                                            (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

------------------- -------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          DISCLAIMED (SEE 11 BELOW)
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     DISCLAIMED (SEE 11 BELOW)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
                                                                                   GENERAL ELECTRIC COMPANY
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          NOT APPLICABLE
                                                                                                                 (SEE 11 ABOVE)
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ----------------------------------------------------------------------------------------------------------------

     This Amendment No. 20 ("Amendment No. 20") is filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Security Capital Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a Midwest Mixed-Use Realty Investors Trust) ("SC Shopping Mall Business Trust" and, together with Security Capital Group, "Security Capital"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation ("GE Holdings" and, together with GE, GECS, GECC, Security Capital Group, SC Capital, SC-Realty, Operations and SC Shopping Mall Business Trust, the "Reporting Persons") and a wholly owned subsidiary of GECC and the parent corporation of Security Capital Group.

     This Amendment No. 20 amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on June 21, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 20 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation (f/k/a Regency Realty Corporation) ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented as follows:

     As previously reported, Security Capital has decided to dispose of up to 34,273,236 shares of Common Stock, representing all of the shares of Common Stock held of record by SC Shopping Mall Business Trust, through an underwritten public offering (the "Secondary Offering"), forward sales contracts and the sale of shares to Regency. On June 18, 2003, Security Capital agreed on the pricing of the Secondary Offering and the forward sales contracts and entered into the agreements and arrangements described in greater detail below. Closing of the Secondary Offering and the previously reported sale of Common Stock to Regency occurred on June 24, 2003.

     Following the closing of the Secondary Offering, in which Security Capital sold 9,666,356 shares of Common Stock, and the sale of 4,606,880 shares to Regency at the public offering price of $32.56 per share, Security Capital now owns 20,000,000 shares of Common Stock, all of which are subject to forward sales contracts. Upon settlement of all of the forward sales contracts, which provide for settlement at various times during the first half of 2004, or earlier at the election of Security Capital, Security Capital will no longer own any shares of Common Stock, unless Security Capital elects to settle one or more of the forward contracts in cash rather than by delivery of shares of Common Stock. Concurrently with the closing of the Secondary Offering and the sale of Common Stock to Regency, the Stockholders Agreement between Security Capital and Regency terminated in accordance with the previously reported Agreement Relating to Disposition of Shares, dated as of June 11, 2003. Under this agreement, Security Capital has agreed that, following the closing of the Secondary Offering, it will vote any shares of Common Stock that are subject to forward contracts and over which it has voting power in the same proportion as shares are voted by other shareholders of Regency.

     On June 18, 2003, Security Capital entered into an underwriting agreement (the "Common Stock Underwriting Agreement") with the underwriters in the Secondary Offering. Pursuant to the Common Stock Underwriting Agreement, and as described in the prospectus relating to the Secondary Offering dated June 18, 2003, Security Capital sold 9,666,356 shares of Common Stock at $32.56 per share (less underwriting discounts and expenses) on June 24, 2003.

     In connection with the Secondary Offering, on June 18, 2003, Security Capital also entered into forward contracts (the "Secondary Forward Contracts") with each of Merrill Lynch International, JPMorgan Chase Bank and Wachovia Bank, National Association (collectively, the "Secondary Forward Counterparties") relating to an aggregate of 11,720,000 shares of Common Stock. The Secondary Forward Contracts, which became effective on June 24, 2003, provide for settlement on one or more settlement dates on or before June 24, 2004, to be specified by Security Capital. At settlement, Security Capital will be entitled to receive, in exchange for delivery of its shares of Regency Common Stock, a cash payment equal to $31.1355 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between June 18, 2003 and the settlement date (plus interest on those dividends). The Secondary Forward Contracts also provide a cash settlement alternative, at Security Capital's election. If Security Capital elects a cash settlement, then Security Capital would retain its shares of Common Stock, and would either receive a cash payment equal to the excess of the forward price described above over an amount equal to the costs incurred by the Secondary Forward Counterparties to purchase shares of Common Stock during a specified period prior to the cash settlement payment date, if the forward price is greater than such purchase costs, or would make a cash payment equal to the excess of such purchase costs over the forward price, if such purchase costs are greater. The Secondary Forward Contracts also provide for early termination and settlement upon the occurrence of certain events.

     On June 18, 2003, Security Capital Group also entered into an underwriting agreement (the "SynDECS(SM) Underwriting Agreement") in connection with an underwritten offering by Citigroup Global Markets Holdings Inc. of variable rate exchangeable debt securities (the "SynDECS(SM) Offering") that are linked to 8,280,000 shares of Common Stock. In connection with the SynDECS(SM) Offering, on June 18, 2003, Security Capital entered into master agreements for forward sales transactions (the "SynDECS(SM) Forward Contracts") with each of Citibank, N.A. and UBS AG, London

Branch (collectively, the "SynDECS(SM) Forward Counterparties"), under which the parties, on June 24, 2003, entered into confirmations relating to forward sales of an aggregate of 8,280,000 shares of Common Stock. The SynDECS(SM) Forward Contracts provide for settlement on specified dates in the first half of 2004, or another mutually acceptable date. At settlement, Security Capital will be entitled to receive, in exchange for delivery of its shares of Regency Common Stock, a cash payment equal to $30.92 per share of Common Stock, plus interest and minus the amount of dividends paid on the Common Stock with record dates between the closing of the SynDECS(SM) Offering and the settlement date (plus interest on those dividends). The SynDECS(SM) Forward Contracts also provide a cash settlement alternative, at Security Capital's election. If Security Capital elects a cash settlement, then Security Capital would retain its shares of Common Stock, and would either receive a cash payment equal to the excess of the forward price described above over an amount equal to the costs incurred by the SynDECS(SM) Forward Counterparties to purchase shares of Common Stock during a specified period prior to the cash settlement payment date, if the forward price is greater than such purchase costs, or would make a cash payment equal to the excess of such purchase costs over the forward price, if such purchase costs are greater. The SynDECS(SM) Forward Contracts also provide for early termination and settlement upon the occurrence of certain events.

     In connection with the Secondary Forward Contracts, Security Capital entered into stock loan arrangements with each of the Secondary Forward Counterparties (or an affiliate thereof), pursuant to which Security Capital has agreed to lend to the Secondary Forward Counterparties (or affiliates thereof) from time to time during the term of the applicable Secondary Forward Contract some or all of the shares of Common Stock subject to the Secondary Forward Contract. Security Capital also entered into a stock loan arrangement with Citigroup Global Markets Inc. pursuant to which Security Capital has agreed to lend to Citigroup Global Markets Inc. from time to time during the term of the SynDECS(SM) Forward Contract with Citibank, N.A. up to 1,500,000 of the shares of Common Stock subject to that forward contract.

     Pursuant to both the Common Stock Underwriting Agreement and the SynDECS(SM) Underwriting Agreement, Security Capital Group has agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by Security Capital Group or any of its subsidiaries, directly or indirectly, of any other shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock, or publicly announce an intention to effect any such transaction (other than the Secondary Offering, the SynDECS(SM) Offering, the sale of stock to Regency under the purchase agreement previously reported, and the related forward sales transactions and related stock loan agreements), for a period of 90 days after the date of the Common Stock Underwriting Agreement and the SynDECSSM Underwriting Agreement.

     Until delivery of the shares of Common Stock under the Secondary Forward Contracts and the SynDECS(SM) Forward Contracts, Security Capital will continue to beneficially own and vote and receive dividends paid with respect to the 20,000,000 shares of Common Stock that are subject to those forward contracts. As to any shares that are loaned under the stock loan arrangements described above, Security Capital will waive the right to vote the loaned shares during the term of any loan and will continue to receive any dividends paid thereon. As previously reported, Security Capital has agreed that, following the closing of the Secondary Offering, it will vote any shares of Common Stock that are subject to forward contracts and over which it has voting power in the same proportion as shares are voted by other shareholders of Regency. If Security Capital decides to settle some or all of the Secondary Forward Contracts or SynDECS(SM) Forward Contracts in cash, Security Capital will continue to beneficially own the Common Stock subject to such forward contracts. In that event, under the terms of the Agreement Relating to Disposition of Shares referred to above, Security Capital has agreed that, within 100 trading days thereafter, it will sell a sufficient number of shares so that it will no longer beneficially own shares with a value in excess of 7% of the total value of Regency's capital stock, which is the generally applicable ownership limit for Regency's Common Stock.

     The foregoing descriptions of the Common Stock Underwriting Agreement, the Secondary Forward Contracts, the SynDECS(SM) Underwriting Agreement, the SynDECS(SM) Forward Contracts, and the stock loan arrangements are qualified in their entirety by reference to copies of the full agreements, which are included herewith as Exhibits 35 through 46 and are specifically incorporated by reference herein.

     If Security Capital does not dispose of all of its shares pursuant to the Secondary Forward Contracts and the SynDECS(SM) Forward Contracts, the Reporting Persons will continue to review their investment in the Common Stock and evaluate their plans and intentions as previously described in this Schedule 13D (including, without limitation, Amendment No. 13 hereto). The Reporting Persons reserve the right, based on all relevant factors, and consistent with their contractual obligations, to change their investment intent with respect to Regency at any time in the future, to dispose of all or a portion of their remaining holdings of Common Stock, or to change their intention with respect to any or all of the matters referred to in this Schedule 13D. Any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which the Reporting Persons are subject or which otherwise apply to the purchase or sale of Common Stock or the Reporting Persons' investment in Regency.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     As described in Item 4 above, on June 24, 2003, Security Capital sold a total of 14,273,236 shares of Common Stock in the transactions described in Item
4. Accordingly, the aggregate number of shares that the Reporting Persons continue to beneficially own, with sole voting power and dispositive power, is 20,000,000, all of which are held of record by SC Shopping Mall Business Trust. Under the Agreement Relating to Disposition of Shares referred to above, Security Capital has agreed that, following the closing of the Secondary Offering, it will vote any shares of Common Stock that are subject to forward contracts and over which it has voting power in the same proportion as shares are voted by other shareholders of Regency.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The descriptions of the contracts, arrangements, understandings and relationships described above in the response to Item 4 are incorporated into this Item.


Item 7.             MATERIALS TO BE FILED AS EXHIBITS

Exhibit 34 Joint Press Release, dated June 19, 2003, issued by Security Capital Group and Regency Centers Corporation.

Exhibit 35 Underwriting Agreement by and among Regency Centers Corporation, Security Capital Group Incorporated, Citigroup Global Markets Inc., Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank and Wachovia Bank, National Association, dated June 18, 2003

Exhibit 36 Underwriting Agreement by and among Regency Centers Corporation, Security Capital Group Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 18, 2003

Exhibit 37 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and among Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent and Security Capital Shopping Mall Business Trust

Exhibit 38 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and between Wachovia Securities, LLC as agent for Wachovia Bank, National Association and Security Capital Shopping Mall Business Trust

Exhibit 39 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and among JP Morgan Chase Bank, London Branch, JP Morgan Securities, as agent, and Security Capital Shopping Mall Business Trust

Exhibit 40 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and between Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated, Merrill Lynch International, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 41 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and among Wachovia Bank, National Association, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 42 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and among JP Morgan Chase Bank, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 43 Master Terms and Conditions for Forward Transactions, dated as of June 18, 2003, by and between Citibank, N.A. and Security Capital Shopping Mall Business Trust (with Confirmation of transaction thereunder dated June 24, 2003)

Exhibit 44 Master Terms and Conditions for Forward Transactions, dated as of June 18, 2003, by and between UBS AG, London Branch and Security Capital Shopping Mall Business Trust (with Confirmation of transaction thereunder dated June 24, 2003)

Exhibit 45 Supplemental Securities Loan Agreement, dated as of June 24, 2003, by and among Citigroup Global Markets Inc., UBS Securities LLC, and Security Capital Shopping Mall Business Trust

Exhibit 46 Securities Lending Agency Client Agreement, dated as of June 17, 2003, by and between UBS Securities LLC, and Security Capital Shopping Mall Business Trust

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Date:  June 25, 2003


                                   GENERAL ELECTRIC COMPANY

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GENERAL ELECTRIC CAPITAL CORPORATION

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL GROUP INCORPORATED

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact

                                   SC CAPITAL INCORPORATED

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SC REALTY INCORPORATED

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL OPERATIONS INCORPORATED

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact


                                   SECURITY CAPITAL SHOPPING MALL BUSINESS TRUST

                                   By:        /s/ KEVIN KORSH
                                           -------------------------
                                           Name:    Kevin Korsh
                                           Title:   Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

Exhibit 34 Joint Press Release, dated June 19, 2003, issued by Security Capital Group and Regency Centers Corporation.

Exhibit 35 Underwriting Agreement by and among Regency Centers Corporation, Security Capital Group Incorporated, Citigroup Global Markets Inc., Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank and Wachovia Bank, National Association, dated June 18, 2003

Exhibit 36 Underwriting Agreement by and among Regency Centers Corporation, Security Capital Group Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 18, 2003

Exhibit 37 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and among Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent and Security Capital Shopping Mall Business Trust

Exhibit 38 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and between Wachovia Securities, LLC as agent for Wachovia Bank, National Association and Security Capital Shopping Mall Business Trust

Exhibit 39 Confirmation [of Forward Transaction], dated as of June 18, 2003, by and among JP Morgan Chase Bank, London Branch, JP Morgan Securities, as agent, and Security Capital Shopping Mall Business Trust

Exhibit 40 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch International, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 41 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and among Wachovia Bank, National Association, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 42 Supplemental Securities Loan Agreement, dated as of June 18, 2003, by and among JP Morgan Chase Bank, UBS Paine Webber Inc. and Security Capital Shopping Mall Business Trust

Exhibit 43 Master Terms and Conditions for Forward Transactions, dated as of June 18, 2003, by and between Citibank, N.A. and Security Capital Shopping Mall Business Trust (with Confirmation of transaction thereunder dated June 24, 2003)

Exhibit 44 Master Terms and Conditions for Forward Transactions, dated as of June 18, 2003, by and between UBS AG, London Branch and Security Capital Shopping Mall Business Trust (with Confirmation of transaction thereunder dated June 24, 2003)

Exhibit 45 Supplemental Securities Loan Agreement, dated as of June 24, 2003, by and among Citigroup Global Markets Inc., UBS Securities LLC, and Security Capital Shopping Mall Business Trust

Exhibit 46 Securities Lending Agency Client Agreement, dated as of June 17, 2003, by and between UBS Securities LLC, and Security Capital Shopping Mall Business Trust